UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

CHINA CERAMICS CO., LTD.

(Translation of registrant's name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.

Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, PRC

Telephone +86 (595) 8576 5053

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Registered Direct Offering of the Company’s Equity Securities

On April 19, 2018, China Ceramics Co., Ltd. (the “Company”) entered into a securities purchase agreement (the “Agreement”) with certain individual investors relating to a registered direct offering, issuance and sale (the “Offering”) of an aggregate of 770,299 of its shares (the “Shares”), at a purchase price of $1.56 per share, the closing price of the Company’s equity securities as reported on Nasdaq on the same date. The Shares were offered pursuant to the Company’s previously filed and effective Registration Statement on Form F-3 that was filed with the Securities and Exchange Commission on August 21, 2015, subsequently amended, and declared effective October 15, 2015 (File No. 333-206516). The Company filed a prospectus supplement related to the Offering dated April 19, 2018.

The gross proceeds to the Company from the Offering, before deducting the Company’s estimated offering expenses, are expected to be approximately $1.2 million. The Offering is set to close on or about April 24, 2018. Proceeds from the Offering shall be used for working capital and general corporate purposes. There were no discounts or brokerage fees associated with this Offering.

A copy of the Agreement is filed as Exhibits 10.1 to this report and is incorporated by reference herein. The foregoing summary of the Agreement is subject to, and qualified in its entirety by reference to, such exhibit. Such agreement contains representations and warranties that the parties made to, and solely for the benefit of, the others in the context of all of the terms and conditions of that agreement and in the context of the specific relationship between the parties. The provisions of such agreement, including the representations and warranties contained therein, are not for the benefit of any party other than the parties to such agreement and are not intended as document for investors and the public to obtain factual information about the current state of affairs of the parties to such agreement. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the SEC.

Financial Statements and Exhibits.

Exhibit	Description

5.1	Opinion of Harney Westwood & Riegels.
10.1	Form of Securities Purchase Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CHINA CERAMICS CO., LTD.

By:	/s/ Hen Man Edmund
Hen Man Edmund, Chief Financial Officer

Date: April 20, 2018